P.E. 2/11/02

02013388

1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding the fare freeze for 2002, dated February 7, 2002.	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: February 7, 2002

By: /s/ Stephen R. Marshall
Name: Stephen R. Marshall
Title: Legal Manager (Secretarial)

Exhibit1.1

新聞稿

地鐵公司
MTR Corporation

Press Release

PR/1710
7 February 2002

MTR freezes fares for 2002

The Board of Directors of the MTR Corporation Limited announced today that the Company had decided to freeze MTR fares in 2002 and that the 2.3 per cent increase in MTR fares originally scheduled for 1 April 2002 will be postponed.

The decision was made after the Board had carefully reviewed the prevailing economic conditions in Hong Kong.

MTR Corporation Chairman Mr Jack C K So said the Company wished to avoid placing additional financial burden on passengers at this difficult time.

"We have therefore decided that the MTR fares will remain unchanged in 2002," Mr So said.

The MTR Corporation last adjusted its fares in September 1997.

Children, students and senior citizens will continue to enjoy half fare concessions.

In addition, all Octopus passengers riding on the MTR from Monday to Sunday will continue to enjoy the "Ride 10 Get One Free" offer until 9 June 2002.

- End -

Media enquiries :

Jeremy Lau
Deputy Corporate Relations Manager
MTR Corporation
Tel : 2993 8381

24-hour media enquiry
Tel : 2212 2813